

September 12, 2011

Via E-Mail
Adam Laufer
Chief Executive Officer, Soleil Capital Management LLC
Soleil Capital L.P.
725 W. 50th St.
Miami Beach, FL 33140

> **Re: Soleil Capital L.P.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed August 10, 2011**
> **File No. 000-54435**

Dear Mr. Laufer,

We have reviewed your amended filing and have the following comments. References to prior comments refer to those contained in our letter dated July 13, 2011.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1A. Risk Factors

"We may be required to register as a Broker-Dealer…," page 8

1.   We note the risk factor that you have added in response to prior comment 2. Please revise the caption to describe briefly the risks posed to the company and its security holders by the possibility that you will have to register as a broker-dealer under Section 15 of the Exchange Act. This comment applies also to the ensuing risk factor in your filing regarding the possibility that Soleil will be required to register as an investment adviser.

2.   Please expand this risk factor to address briefly the additional regulatory requirements and oversight to which the company would be subject as a registered broker-dealer.

3.   Further, please revise and/or provide supplemental support for the following assertions: "We believe that as the sponsor of the private investment funds which we plan to manage

and in our capacity as the manager and general partner to those funds, that an exemption from registration may be available to us depending on how we conduct the offering; alternatively we may engage a registered broker-dealer to serve as a placement agent for our respective funds." Explain which exemption from Section 15 registration you intend to rely as the sponsor of private investment funds, and how you intend to conduct securities offerings such that you believe this exemption is available. In addition, tell us the basis for your apparent belief that engaging a registered broker-dealer to serve as a placement agent for your funds would eliminate the need for Soleil to register as a broker-dealer. In this regard, describe the involvement, if any, that Soleil plans to have in the raising of funds, for example, with respect to the identification of investors and any fees the company would earn in connection with the offerings. As you are aware, you must be able to substantiate on a reasonable basis all claims made in the filing.

"We may be required to register under the Investment Advisers Act…," page 8

4.   You indicate that should the company commence operations as planned, you believe that it would be exempt from registration requirements under the Investment Advisers Act as an adviser solely to venture capital funds. Please expand your disclosure to describe briefly the SEC reporting requirements applicable to "exempt reporting advisers" and any material effects you would expect these requirements to have on the company if it becomes an exempt reporting adviser.

Item 10. Recent Sales of Unregistered Securities, page 27

5.   In response to prior comment 10, we note that you have provided disclosure in this section relating to the company's July 2009 unregistered issuance of common limited partnership units. Please revise your statement that the company "did not receive any consideration for the units" to reflect that the common limited partnership units were issued in exchange for shares of the company's common stock.

Report of Independent Registered Accounting Firm, page F-1

6.   We note in response to prior comment 12 the revisions to your registration statement on page 7 regarding the company's ability to continue as a going concern, as well as the reference to the Report of Independent Registered Accounting Firm which you state cites substantial doubt about your ability to continue as a going concern. However, the Report of Independent Registered Accounting Firm on page F-1 does not include an explanatory paragraph regarding the company's ability to continue as a going concern. We reissue our prior comment to tell us how your auditor considered including an explanatory paragraph in their report regarding the company's ability to continue as a going concern as of December 31, 2010. Refer to AU Section 508.11.

You may contact Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3483 or Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Staff Attorney